Exhibit 4.2

2016 LETTER AGREEMENT PROMISSORY NOTE

$ 2,165,179.81 (“Net Amount Due”)	June 10, 2016 (“Effective Date”)

FOR VALUE RECEIVED, the undersigned, (the “Maker”), hereby promises to pay to the order of The University of North Carolina at Chapel Hill, (“Payee”), the principal sum of $2,165,179.81 pursuant to the terms and conditions set forth herein.

PAYMENT OF PRINCIPAL.  The principal amount of this Promissory Note (the “Note”) and any accrued but unpaid interest shall be due and payable in full no later than December 31, 2017.

INTEREST.  This Note shall bear interest at the lesser of (i) the one-year LIBOR rate plus two percent or (ii) five percent in total, with such interest rate being reset annually on the anniversary of the issuance of the Promissory Note and interest compounding annually on such anniversary date.

PREPAYMENT.  The Maker shall have the right at any time and from time to time to prepay this Note in whole or in part without premium or penalty.

REMEDIES.  No delay or omission on part of the holder of this Note in exercising any right hereunder shall operate as a waiver of any such right or of any other right of such holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion.

EVENTS OF ACCELERATION.  The occurrence of the Maker becoming insolvent, filing for bankruptcy or entering receivership shall constitute an “Event of Acceleration” by Maker under this Note.

ACCELERATION.  Upon the occurrence of an Event of Acceleration under this Note, and in addition to any other rights and remedies that Payee may have, Payee shall have the right, at its sole and exclusive option, to declare this Note immediately due and payable.

SUBORDINATION.  The Maker’s obligations under this Promissory Note are subordinated to all indebtedness, if any, of Maker, to any unrelated third party lender to the extent such indebtedness is outstanding on the date of this Note and such subordination is required under the loan documents providing for such indebtedness.

WAIVERS BY MAKER.  All parties to this Note including Maker and any sureties, endorsers, and guarantors hereby waive protest, presentment, notice of dishonor, and notice of acceleration of maturity and agree to continue to remain bound for the payment of principal, interest and all other sums due under this Note notwithstanding any change or changes by way of release, surrender, exchange, modification or substitution of any security for this Note or by way of any extension or extensions of time for the payment of principal and interest; and all such parties waive all and every kind of notice of such change or changes and agree that the same may be made without notice or consent of any of them.

EXPENSES.  In the event any payment under this Note is not paid in accord with the terms herein, the Maker agrees to pay, in addition to the principal and interest hereunder, reasonable attorneys’ fees, plus all other reasonable expenses incurred by Payee in exercising any of its rights and remedies upon default.

GOVERNING LAW.  This Note shall be governed by, and construed in accordance with, the laws of the State of North Carolina.

SUCCESSORS.  All of the foregoing is the promise of Maker and shall bind Maker and Maker’s successors, heirs and assigns.

IN WITNESS WHEREOF, Maker has executed this Promissory Note as of the day and year first above written.

Maker:	Liquidia Technologies, Inc.

Signed:	/s/ Shawn Glidden

By:	Shawn Glidden

Title:	VP Legal Affairs & Secretary

December 1, 2017

Trude Amick

Director, Technology Development

Office of Commercialization & Economic Development

The University of North Carolina at Chapel Hill

100 Europa Drive Suite 430

Chapel Hill, NC 27517

(p) 919-962-6289; (f) 919-962-0646

Dear Trude:

Re: 1st Amendment to the 2016 Letter Agreement and Promissory Note between the University of North Carolina at Chapel Hill (“UNC”) and Liquidia Technologies, Inc. (“Liquidia”)

As you will recall, UNC and Liquidia entered into a letter agreement dated June 10, 2016, the 2016 Letter Agreement, which, in part, included an agreement to enter a promissory note on monies owed by Liquidia to UNC, which was also entered on June 10, 2016, the Promissory Note. As you will also recall, that Promissory Note includes a maturity date of December 31, 2017.

This letter agreement shall serve as an amendment to the 2016 Letter Agreement and the Promissory Note, whereby Liquidia and UNC hereby agree to extend the maturity date of the Promissory Note from December 31, 2017, to June 30, 2018 (the “1st Amendment”). The parties intend for all other terms and condition of the 2016 Letter Agreement and the Promissory Note to continue in force as adjusted through the new maturity date of June 30, 2018, including but not limited to the continuation of interest under the applicable terms of the 2016 Letter Agreement (Section B) and the Promissory Note (Interest).

The understandings set forth in this 1st Amendment shall be effective on the date first written above upon countersigning by UNC below.

Sincerely,

Shawn Glidden VP Legal Affairs & Secretary Liquidia Technologies, Inc	UNIVERSITY OF NORTH CAROLINA AT CHAPEL HILL ACCEPTED AND AGREED

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